                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                               HOWELL CORPORATION
                                (Name of Issuer)



                     COMMON STOCK $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   443051 10 7
                                 (CUSIP Number)



                                FEBRUARY 14, 2002
             (Date of Event Which Requires Filing of this Statement)


              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]   Rule 13d-1(b)
              [X]   Rule 13d-1(c)
              [ ]   Rule 13d-1(d)



---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 1 of 5.
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-----------------------                                    ---------------------
CUSIP NO. 443051 10 7                 13G                    PAGE 2 OF 5 PAGES
-----------------------                                    ---------------------


--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DONALD W. CLAYTON
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A)  [ ]

                                                                    (B)  [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          DONALD W. CLAYTON

--------------------------------------------------------------------------------
                          5   SOLE VOTING POWER
      NUMBER OF
        SHARES                     403,817
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY           6   SHARED VOTING POWER
         EACH
      REPORTING         --------------------------------------------------------
        PERSON            7   SOLE DISPOSITIVE POWER
         WITH
                                   348,817
                        --------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   403,817
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

               [ ]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   6.6 %
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

               IN
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                                  SCHEDULE 13G

         Introductory Note: All information with respect to Howell Corporation, a Delaware corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1.

         (a) NAME OF ISSUER. The name of the issuer is Howell Corporation, a Delaware corporation. (the "Issuer").

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. The address of the Issuer's Principal Executive Offices is 1111Fannin, Suite 1500, Houston Texas 77002.

ITEM 2.

         (a)      NAME OF PERSON FILING. The name of the person filing this
                  Schedule 13G is Donald W. Clayton (the "Reporting Person").

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The address of the Reporting Person is 1111 Fannin, Suite 1500, Houston, Texas 77002.

         (c)      CITIZENSHIP. The Reporting Person is a citizen of the United
                  States.

         (d) TITLE OF CLASS OF SECURITIES. The class of securities of the Issuer owned beneficially by the Reporting Person is common stock, $1.00 par value (the "Common Stock").

         (e)      CUSIP NUMBER. The CUSIP Number for the Common Stock is
                  443051 10 7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

    (a)    [ ]    Broker or dealer registered under section 15 of the Act
                  (15 U.S. C. 78o).
    (b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).
    (c)    [ ]    Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S..C. 78c).
    (d)    [ ]    Investment company registered under section 8 of the
                  Investment Company Act of 1950 (15 U.S.C. 80a-8).
    (e)    [ ]    An investment adviser in accordance with ss.
                  240.13d-(b)(1)(ii)(E);
    (f)    [ ]    An employee benefit plan of endowment fund in accordance
                  with ss. 240.13d(b)(1)(ii)(F);
    (g)    [ ]    A parent holding company or control person in accordance
                  with ss. 240.13d-1(b)(1)(ii)(G);
    (h)    [ ]    A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (!2 U.S.C. 1813);
    (i)    [ ]    A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);
    (j)    [ ]    Group, in accordance withss.240.13d-(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         (a) AMOUNT BENEFICIALLY OWNED. The amount of securities beneficially owned by the Reporting Person as of December 31, 2001 is 403,817 shares of Common Stock, which includes: (i) 55,000 restricted shares as to which Mr. Clayton has the power to vote but not dispositive power until the lapse of certain restrictions; (ii) 18,333 shares which Mr. Clayton has the right



                                  Page 3 of 5
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                  to receive within 60 days upon the election to convert the
                  5,500 shares of Series A Preferred Stock held by him; and
                  (iii) 26,950 shares which Mr. Clayton has the right to receive within 60 days upon the exercise of certain options.

         (b) PERCENT OF CLASS. The percent of the class of Common Stock beneficially owned by the Reporting Person is 6.6 %.

         (c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                    403,817
                                    -----------------

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                        -0-
                                    -----------------

                           (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE
                                     DISPOSITION OF:      348,817
                                                     ----------------

                           (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                                    DISPOSITION OF:        -0-
                                                    -----------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 28, 2002




                                                 /s/ DONALD W. CLAYTON
                                                 ------------------------------
                                                 Donald W. Clayton






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